UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2017
COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant’s name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Appointment of Officers of Origin Agritech Limited

On October 2, 2017, the Board of Directors of Origin Agritech Limited (“Company”) appointed Ms. ZHOU Xin as the Chief Financial Officer of the Company. Mr. Shashank Aurora, the former Chief Financial Officer, resigned as of October 2, 2017 to pursue new opportunities.

Ms. ZHOU, 42, has more than 20 years’ experience in finance and accounting, strategic financial planning and budgeting, product licensing and fiscal reporting, project funding and investor relations. Ms. ZHOU started her employment with the Company on July 4, 2017, and was promoted to the position of Chief Financial Officer on October 2, 2017. Prior to working with the Company, Ms. ZHOU was employed by Monsanto China from 2009 to 2016. Ms. ZHOU, who will be based in Beijing, will work closely with the management team and Board of Directors to realize the growth initiatives established for the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ William Niebur
Name:	William Niebur
Title:	President and CEO

Dated: October 6, 2017

EXHIBIT

Exhibit Number	Description

99.1	Press Release Dated October 6, 2017